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                           February 9, 2022

       Frank Hawley
       Chief Executive Officer
       MHHC Enterprises Inc.
       400 Union ST SE, Ste. 200
       Olympia, WA 98501

                                                        Re: MHHC Enterprises
Inc.
                                                            Amendment No. 3 to
                                                            Offering Statement
on Form 1-A
                                                            Filed February 1,
2022
                                                            File No. 024-11406

       Dear Mr. Hawley:

             We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 14, 2022 letter.

       Amendment No. 3 to Offering Statement on Form 1-A

       Management
       Executive Compensation, page 23

   1. Please update the summary compensation table with executive compensation for fiscal year 2021.
 Frank Hawley
FirstName LastNameFrank Hawley
MHHC Enterprises Inc.
Comapany9,NameMHHC
February   2022       Enterprises Inc.
February
Page 2 9, 2022 Page 2
FirstName LastName
        You may contact Bonnie Baynes at (202) 551-4924 or Sharon Blume at
(202) 551-
3474 if you have questions regarding comments on the financial statements and related matters. Please contact Tonya K. Aldave at (202) 551-3601 or Susan Block at
(202) 551-3210
with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Finance
cc:      Brian Bernstein, Esq.